Caresplit

Software | Social Impact | Family | App

Caresplit helps moms swap childcare with each other using a credit system.

CARESPLIT.COM





I touched on this in the video, but making childcare more accessible & affordable is a very personal issue for me stemming from being given up for adoption as an infant. Because women often bear the primary responsibility for their families while also making ends meet, we won't be able to crack the gender pay gap or achieve true equality... more

Arielle McKenzie Founder @ Caresplit

Why you may want to support us...

1. Over 500 moms "signed" up when pre-launch ads ran online with nothing but a landing page.
2. I convinced 3 people to work on it for free so far by swapping my consulting time for skills I've needed (same trading concept as the app)

Why investors ❤ us

WE'VE RAISED $25,467 SINCE OUR FOUNDING

Arielle is incredibly passionate and driven. Whatever she sets her mind to, one way or another, she will achieve her goal. She is kind and fair and is not afraid of the hustle. As her sister, I look to Arielle for professional guidance and support.

Lenna Harris



Best of luck.

Hoa Huynh



Future generational investing for my children and grandchildren.

Dirk J Richardson

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Arielle McKenzie

Founder

Before Caresplit, I worked in startups and digital marketing before a brief stint in politics, working on a U.S. presidential campaign and for a prime minister overseas. World Economic Forum Global Shaper.

Why am I starting Caresplit?

That's a good question. But to get to the "why", we have to first understand the "who".

These are some of my very best friends:



Holland, Lenna(my sister), Alicia, Sarah, Noelle & Amanda. They are also our earliest investors!

We've grown up together through many life stages. What they have in common is that they started having children in their mid-twenties and I didn't.

I started hearing firsthand about the realities of motherhood - the kind of stuff that gets left off of the social media highlight reel.

I found out that in spite of humans being more connected than ever online, being a mother can be lonely without the support of other moms who help each other out.

I witnessed my best friends having to make hard choices between work and being a parent- a choice that the child's father rarely has to consider.

Most of them started small businesses because their workplaces weren't flexible enough. You see, moms are the true hustlers- society just doesn't fully recognize all of the work they do yet.

Every parent needs some kid-free hours to build businesses and get things done. But I learned that finding short term, affordable childcare during the day- when babysitters are in school themselves- is almost impossible.

So I started talking to any mom who would talk to me about her struggles balancing work and family. I thought about what I want to exist in the world when I have kids.

The modern work day isn't built for mothers and never was.

So I decided to do something about it.

I found out that what keeps moms from getting the help they need from each other is the "ask". Nobody wants to impose even when they desperately need it.

If we were going to make any progress connecting moms and helping them swap care with each other, the platform we built would have to make the "ask" and "exchange" easy and guilt-free.

I interviewed +/- 100 moms before I decided to throw up a campaign online to see if strangers would sign up to start a "split group" of moms to swap childcare with.


caresplit
Caresplit is an app that helps you swap childcare with other moms. For every hour that you watch your friends' kids, you'll earn an hour to redeem with another mom when you need it most. Your kids will enjoy another playdate with trusted supervision and you'll get a few hours to yourself- without paying a babysitter.
Request an invite to join our private community:
First Name
Email Address
Zip Code
REQUEST MY INVITE

They did.

In fact, I got so many people signing up & "liking" the dummy Facebook page organically that I had to actually produce some content to seem legit.

> *"This needed to exist yesterday."*
> *"Have you guys launched in Glendale yet?"*
> *"How do I download the app?*

I guess my work is cut out for me!

Now we're off to rebuild the "village" that parents used to raise their kids in that doesn't exist anymore.

"I actually have to launch this now!" - me, after all of the user comments.

"Caresplit is childcare for the future of work- I can't not invest." - you, after reading this. :)

Investor Q&A

– COLLAPSE ALL

What does your company do?

Caresplit is an app that lets mothers take turns hosting playdates using a credit system. For every hour that a mom watches her friends' kids, she earn an hour to redeem with another mom. If a mom hosts as many playdates as she books, she gets trusted care for free while her kids enjoy playdates.

Where will your company be in 5 years?

My goal is to create a community of millions of moms helping each other raise each other's young children- the modern village. I want our in-app credit system to eventually become a currency that parents can redeem outside of the app for things like diapers, toys & formula in order to lower the cost of raising a child in as many ways as we can. In 5 years, I want to have facilitated over 10 million hours of care with operations in every major city in the US, the UK, Canada and Australia.

Why did you choose this idea?

I touched on this in the video, but making childcare more accessible & affordable is a very personal issue for me stemming from being given up for adoption as an infant. Because women often bear the primary responsibility for their families while also making ends meet, we won't be able to crack the gender pay gap or achieve true equality without more support in raising young children. I figured that if I want any of that to change, spending my life trying to solve a problem this big is worth it.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Over 1 million millennial women are giving birth in the United States each year now. We are the generation raised on the internet and use smartphones to manage our daily lives. The internet has also enabled people to work flexibly in a way that wasn't possible 10 years ago. Childcare just hasn't caught up with the future of work - yet. Building digital currency on blockchain wasn't possible before now either, which will be key for our care currency to be accepted outside of the app one day.

What is your proudest accomplishment?

I've had the idea in my head for a long time, so I'm proud to have actually put something out in the world (in the form of the pre-launch campaign) and find out what potential users really want. It made me even more passionate about the problem after talking to them, especially the single moms and moms who "can't afford childcare". I know I'll be successful not because my idea is perfect but because I'm completely dedicated to finding a solution to a very real problem for millions of moms.

How far along are you? What's your biggest obstacle?

We've spent a lot of time on user discovery and concept validation and are currently at the MVP build stage. I've convinced enough people so far to help me for free but need to fill in the gaps to launch a private beta. My biggest obstacle so far has been having enough hours in the day to build this company as a side-hustle and the cash to get to market for our beta users who have joined the waitlist.

Who are your competitors? Who is the biggest threat?

There isn't anyone currently doing mom-to-mom childcare, but platforms that connect supply & demand in the childcare space using tech are the closest. Examples include Care.com, Trusted (recently acquired by Care.com), Sittr and Urbansitter. They connect parents to existing providers like babysitters, nannies and daycares. Any platform with a network of moms already built is threatening, so we will have to build the user base quickly and in overlooked places like churches and mom's groups first.

What do you understand that your competitors don't?

That moms already "care split" every single day, technology just doesn't enable it yet. Moms are constantly asking each other for favors relating to kids like "watching" their them for a couple hours or doing a school pick-up run. We want to unlock existing supply (moms themselves) and connect them to each other. In our world, money as we know it doesn't ever exchange hands and "currency" is generated by supervising playdates. It's a win for the kids and their parents.

How will you make money?

For now, we'll charge a monthly subscription fee for access to the private, moms-only community. To build trust and exclusivity, moms will initially only be able to sign up by getting a referral from a friend or attending a launch event in person. As the user base grows, we'll come up with more ways to monetize the community.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Building a platform business is always risky because of the “chicken and egg” problem of connecting demand and supply. For us, demand and supply are the same so it’s not a traditional two-sided marketplace- but will still have its challenges. Finding the target moms who are motivated to earn credits by hosting (and by definition want to spend credits on booking playdates too) will be the key to mitigating this inherent risk. We also understand the inherent risks that surround anything involving childcare. I just feel like the problem is big enough that it's worth taking on the risk to try and solve it.

What do you need the most help with?

Introductions to partners and future investors!

What would you do with $20,000? How about $100,000?

The friends and family round will go directly to finishing the MVP (which is a progressive web-app for simplicity) and giving it to beta users. I want the private beta to start this summer when moms are most desperate to find care for their kids because school is out. The more money we raise, the more moms we can help this summer.

Financials

Our cash in hand is $12,154.75, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,500/month.

At a Glance

March 6 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$25,467
Raised in 2019

$12,155
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Caresplit is an app that lets mothers take turns hosting playdates using a credit system. For every hour that a mom watches her friends' kids, she earn an hour to redeem with another mom. If a mom hosts as many playdates as she books, she gets trusted care for free while her kids enjoy playdates.
My goal is to create a community of millions of moms helping each other raise each other's young children- the modern village. I want our in-app credit system to eventually become a currency that parents can redeem outside of the app for things like diapers, toys & formula in order to lower the cost of raising a child in as many ways as we can. In 5 years, I want to have facilitated over 10 million hours of care with operations in every major city in the US, the UK, Canada and Australia.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Caresplit, Inc was incorporated in the State of Delaware in March 2019.

Since then, we have:

- Over 500 moms “signed” up when pre-launch ads ran online with nothing but a landing page.

- Convinced 3 people to work on it for free so far by swapping my consulting time for skills I’ve needed (same trading concept as the app)

- Recruited contractors and volunteers as needed

- Ran a beta test with users informing future builds and company strategy

- Built an MVP web application

- Secured multiple partnerships

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended March 9, 2019, the Company had revenues of $0. Our gross margin was %.

- *Assets.* As of March 9, 2019, the Company had total assets of $0, including $0 in cash.

- *Net Income.* The Company has had net income of $0 for 2019.

- *Liabilities.* The Company's liabilities totaled $0 for 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8-18months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Caresplit, Inc cash in hand is $12,154.75, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,500/month, for an average burn rate of $2,500 per month. Our intent is to be profitable in 48 months.

No material changes have occurred in our finances or operations since our financials were done. The capital we raised in the friends and family round got us through the above milestones. We'll be looking to raise a seed round in about 8-18 months. I have personal runway, bootstrapping fund and future revenue.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	0%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	0%	

20190403 CareSplit Inc GAAP Financial Statements 2020.pdf

Risks

1. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The Company may not be profitable for many years as most of its revenue and investment capital will be dedicated to growth. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

2. The Company relies on third party technology vendors such as Stripe, Amazon Web Services, Google & Heroku. Any interruption in the availability of these services such as these could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. If any of these service providers should fail or change their offerings significantly, that would adversely affect our business.

3. Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. 100% security cannot be guaranteed even after taking every security precaution possible. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

4. We may be subject to future governmental regulations around childcare and the gig economy in general. Aspects of our business may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

If our products become subject new government regulation, our ability to profitably manufacture and market our energy shots may be severely impaired.

5. Our success is also dependent on our product innovation and creating technology that users rapidly adopt. We may need to quickly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment. This can be costly and failure to reach product market fit quick enough could harm the company.

6. Our platform depends on users being both supply and demand sides of the platforms. Simply, users must be willing to host as much as they book in the early days of the company for the network to sustain itself. It is unclear if and how the users will interact with the platform and how often. Acquiring new users and educating them on how to best use use the platform will be a key metric that if slows, could have an adverse effect on the business to continue operating.

7. The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from users paying a subscription fee to the platform platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected. There is risk associated with the accuracy of financial projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics.

8. Due to the importance of network effects to grow the business, many resources will be dedicated to rapid and continuous user base growth. As we grow this customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

9. Working in the childcare space means users need the highest level of trust in the platform and most importantly the other users that will be providing childcare. The Company will exhaust all options when vetting users for security but there is no way to guarantee that each user will be a bonafide caregiver. The Company doesn't provide a service as the platform connects users to each other to organize their own care, but safety risks still remain. If users aren't happy with the quality of care they receive or if an accident occurs with their child, the company's reputation could be damaged and the ability to sustain and grow could be difficult.

10. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

11 Our future success depends on the efforts of a team that still needs to be built out. Currently, Arielle McKenzie is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Arielle McKenzie	CEO @ Caresplit, Inc	2019

Officers

OFFICER	TITLE	JOINED
Arielle McKenzie	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kate Williams	45 Common stock	45.0%
Arielle McKenzie	55 Common stock	55.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
09/2019	$25,467	Custom

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$20,000 40% product development and maintenance (dev): This portion of the funds will pay for approximately ~100 back-end development hours (if we only hit our minimum). The contractor works alongside me to ship our beta. I've also budgeted hours for maintenance and bug fixes. 10% product development (design): This will be split between two designers that have been working on the beta app. One is working on the brand side and the other is working on the UI/UX wireframing and flow. I've budgeted for ongoing tweaks if necessary. 25% customer acquisition: This portion of the funds goes directly towards acquiring our first users. We will be hosting informational events in our beta communities and this will pay for logistics and advertising. In addition, we're allocating about half of the acquisition budget for paid ads and list building. 10% community building support:We're hiring a part-time (contract) community builder that will take charge of our beta launch logistics and develop partnerships with other moms in each of the target launch communities.7.5% Wefunder intermediary fees 5%: Hosting & subscriptions: GSuite, Heroku, Adobe, referral plugin, Asana2.5% Legal: legal advice for terms of use

$107,000	If we raise more than the $20k minimum, this will give us the development budget to build out the platform further than MVP and hire marketing support to launch the product quicker. We'll be able to do everything quicker with more money, but the following breakdown would probably apply: 30% product development & maintenance : If we raise more than the minimum, we will build out additional features based of of user requests following the private beta. I'll continue to build the front-end myself as needed.25% customer acquisition: Continue list building through organic and paid. Continue informational events for moms but launched more frequently. With 100k I would be able to build our waitlist out substantially which would give us more data into where to launch next. 20% community building support: Hire two part-timers or 1 full timer on community building + events 10% marketing/data support: hire contractor to develop and manage content. Supports community building efforts and handles admin, social media, email marketing, copywriting and paid ads. 7.5% Wefunder intermediary fees 5%: Subscriptions: GSuite, Heroku, Adobe, referral plugin, Asana (updated hosting for data usage) 2.5% Legal: ongoing legal advice

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.